

Mail Stop 6010

September 18, 2008

Mr. Charles F. Cargile
Senior Vice President, Chief Financial Officer
Newport Corporation
1791 Deere Avenue
Irvine, California 92606

      RE: **Newport Corporation**
             Form 10-K for the fiscal year ended December 29, 2007
             Filed March 11, 2008
             File No. 0-01649

Dear Mr. Cargile:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 36

1.   We note your critical accounting policy regarding revenue recognition merely repeats the policy from your significant accounting policies footnote without elaboration. For each identified critical accounting policy, please expand to describe the specific factors that, in your view, makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements. Revise future filings to comply.

Notes to Consolidated Financial Statements, page F-7

Note 1 Organization and Summary of Significant Accounting Policies, Page F-7

Revenue Recognition, page F-10

2.   Please tell us and expand your disclosure in future filings to clarify your revenue recognition policy with regards to post shipment obligations, including credits, discounts, price protection or other arrangements with third party distributors. Please include a discussion of the sales discounts that are provided to distributors that sometimes provide them with sales discounts below list price. Also, to the extent these discounts affect your gross margins, please discuss in your MD&A.

Note 17 Business Segment Information, page F-33

3.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Apply in future filings.

Item 11 Executive Compensation

4.   We note from your disclosure under "Implementation of Our Compensation Objectives and the Role of Our Compensation Committee" that you have incorporated by reference from page 12 of your proxy statement that you target base salaries and total cash compensation for your named executive officers at the 50th percentile of your peer companies and that you target performance-based equity compensation at the 75th percentile of your peer companies. Given that

you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

5.   We note from the disclosure incorporated by reference from your proxy statement that you have not quantified the various financial measures that are necessary to be achieved in order for your named executive officers to earn their compensation under the annual cash incentive plan or in order for their restricted stock awards to vest under the 2006 Performance-Based Stock Inventive Plan. As applicable, please provide such disclosure in your future filings. To the extent you believe that disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the targeted financial measures or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.

Certifications, Exhibit 31.1 and 31.2

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding other matters, you may contact Alan Morris at (202) 551-3601 or Tim Buchmiller, Senior Attorney at (202) 551-3635. In this regard, do not hesitate to contact me at (202) 551-3554.

Sincerely,

Angela J. Crane
Accounting Branch Chief